Exhibit 99.2

Highlights in the 4th quarter of 2016 and 2016

Consolidated Highlights

•                  Positive free cash flow of R$1.2 billion in 4Q16, marking the seventh straight quarter of positive flow.

•                  Selling, general and administrative expenses fell 13.3% in 2016 compared to 2015, reflecting the efforts made by the Company’s management.

•                  Financial leverage measured by the ratio of net debt to EBITDA of 3.5 times, accompanied by deleveraging.

•                  Gerdau stocks GGBR4 and GGB gain 133.3% and 162.9%, respectively, in 2016. Gerdau’s market capitalization stood at R$18.6 billion on December 31, 2016, compared to R$8.0 billion on December 31, 2015.

EBITDA (R$ million) and EBITDA Margin (%)

4,501
4,049
13.8%
11.7%
10.3%
10.8%
8.7%
9.2%
8.3%
911
930
1,201
1,200
716
4Q15
1Q16
2Q16
3Q16
4Q16
2015
2016
EBITDA Adjusted
EBITDA Margin Adjusted

Free Cash Flow (R$ million)

3,021
2,287
1,225
1,238
807
230
11
4Q15
1Q16
2Q16
3Q16
4Q16
2015
2016

Working Capital (R$ million) and Cash Conversion Cycle (days)

9.7
9.3
8.1
8.4
7.2
84
83
71
87
75
Dec/15
Mar/16
Jun/16
Sep/16
Dec/16
Working Capital (R$ billion)
Cash Conversion Cycle (days)

Indebtedness (R$ million) and Indicators

26.5
4.2x
23.7
4.1x
20.7
21.1
20.6
3.5x
3.6x
3.6x
6.9
5.5
4.9
5.3
6.1
Dec/15
Mar/16
Jun/16
Sep/16
Dec/16
Gross Debt
Cash
Net debt/EBITDA (R$)

Consolidated Information

Gerdau’s performance in the fourth quarter of 2016

The Consolidated Financial Statements of Gerdau S.A. are presented in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the accounting practices adopted in Brazil, which are fully aligned with the international accounting standards issued by the Accounting Pronouncement Committee (CPC).

The information in this report does not include data for associates and jointly controlled entities, except where stated otherwise.

Operating Results

Consolidated (R$ million)	4th Quarter 2016	4th Quarter 2015	Variation 4Q16/4Q15	3rd Quarter 2016	Variation 4Q16/3Q16	Fiscal Year 2016	Fiscal Year 2015	Variation 2016/2015
Volumes (1,000 tonnes)
Production of crude steel	3,326	3,889	-14.5%	3,894	-14.6%	15,677	16,862	-7.0%
Shipments of steel	3,799	3,887	-2.3%	3,668	3.6%	15,558	16,970	-8.3%
Results (R$ million)
Net Sales	8,620	10,449	-17.5%	8,699	-0.9%	37,652	43,581	-13.6%
Cost of Goods Sold	(8,098)	(9,662)	-16.2%	(7,652)	5.8%	(34,188)	(39,290)	-13.0%
Gross profit	522	787	-33.7%	1,047	-50.1%	3,464	4,291	-19.3%
Gross margin (%)	6.1%	7.5%		12.0%		9.2%	9.8%
SG&A	(535)	(655)	-18.3%	(483)	10.8%	(2,239)	(2,582)	-13.3%
Selling expenses	(182)	(225)	-19.1%	(139)	30.9%	(711)	(785)	-9.4%
General and administrative expenses	(353)	(430)	-17.9%	(344)	2.6%	(1,528)	(1,797)	-15.0%
Adjusted EBITDA	716	911	-21.4%	1,200	-40.3%	4,049	4,501	-10.0%
Adjusted EBITDA Margin	8.3%	8.7%		13.8%		10.8%	10.3%

Production and shipments

•      Consolidated crude steel production decreased in 4Q16 compared to 4Q15 and 3Q16, mainly due to the optimization of inventories in the Brazil and North America BDs and, specifically in the comparison between 4Q16 and 4Q15, to the divestment of the special steel units in Spain.

•      Consolidated shipments declined in 4Q16 compared to 4Q15, due to the divestment of the units in Spain, which was partially neutralized by the higher shipments at the Brazil BD. In relation to 3Q16, consolidated shipments increased due to higher shipments at all BDs.

Operating result

•      Consolidated net sales decreased in 4Q16 compared to 4Q15, due to effects from exchange variation and the divestment of units in Spain.

•      On a consolidated basis, gross profit and gross margin decreased in 4Q16 compared to 4Q15, due to the weaker performances of the North America and South America BDs, which were partially neutralized by the better performance of the Special Steel BD. In relation to 3Q16, the decrease in gross profit and gross margin is mainly explained by the weaker performances of the Brazil and North America BDs.

•      The reduction in selling, general and administrative expenses in 4Q16 compared to 4Q15 demonstrates the Company’s efforts made throughout 2016 to rationalize all business divisions, as well as the positive effects from exchange variation in the comparison period. In relation to 3Q16, the increase in these expenses was due to non-recurring items. In 2016 compared to 2015, these expenses decreased by R$343 million.

Breakdown of Consolidated EBITDA (R$ million)	4th Quarter 2016	4th Quarter 2015	Variation 4Q16/4Q15	3rd Quarter 2016	Variation 4Q16/3Q16	Fiscal Year 2016	Fiscal Year 2015	Variation 2016/2015
Net income	(3,076)	(3,170)	-3.0%	95	—	(2,885)	(4,596)	-37.2%
Net financial result	465	392	18.6%	497	-6.4%	945	2,879	-67.2%
Provision for income and social contribution taxes	(249)	(207)	20.3%	1	—	304	(1,499)	—
Depreciation and amortization	671	707	-5.1%	567	18.3%	2,536	2,608	-2.8%
EBITDA - Instruction CVM (1)	(2,189)	(2,278)	-3.9%	1,160	—	900	(608)	—
Impairment of assets	2,918	3,129	-6.7%	—	—	2,918	4,996	-41.6%
Results in subsidiaries and associate operations	(47)	—	—	—	—	58	—	—
Equity in earnings of unconsolidated companies	3	44	-93.2%	2	50.0%	13	25	-48.0%
Proportional EBITDA of associated companies and jointly controlled entities	31	16	93.8%	38	-18.4%	160	88	81.8%
Adjusted EBITDA(2)	716	911	-21.4%	1,200	-40.3%	4,049	4,501	-10.0%
Adjusted EBITDA Margin	8.3%	8.7%		13.8%		10.8%	10.3%

(1) - Non-accounting measurement calculated pursuant to Instruction 527 of the CVM.

(2) - Non-accounting mesurement prepared by the Company.

Note: EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a method used in accounting practices, does not represent cash flow for the periods in question and should not be considered an alternative to cash flow as an indicator of liquidity.

The Company presents adjusted EBITDA to provide additional information regarding cash flow generation in the period.

Conciliation of Consolidated EBITDA (R$ million)	4th Quarter 2016	4th Quarter 2015	3rd Quarter 2016	Fiscal Year 2016	Fiscal Year 2015
EBITDA - Instruction CVM (1)	(2,189)	(2,278)	1,160	900	(608)
Depreciation and amortization	(671)	(707)	(567)	(2,536)	(2,608)
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES(2)	(2,860)	(2,985)	593	(1,636)	(3,216)

(1) - Non-accounting measure calculated pursuant to Instruction 527 of the CVM.

(2) - Accounting measurement disclosed in consolidated Statements of Income.

•                  Adjusted EBITDA and EBITDA margin decreased in 4Q16 compared to 4Q15, which is explained by the weaker performances of the North America and South America BDs, which were partially neutralized by the better performances of other BDs. In relation to 3Q16, the decrease in adjusted EBITDA and EBITDA margin is mainly explained by the weaker performances of the Brazil and North America BDs.

•                  The improvement in adjusted EBITDA margin in 2016 compared to 2015 is mainly explained by the reduction in selling, general and administrative expenses, which reflects the Company’s efforts to optimize its processes.

Losses from asset impairments

•      Gerdau presents its financial statements in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). This standard requires impairment tests of goodwill and other long-lived assets held by the company. To determine the recoverable amount of each Business Segment, the Company uses the discounted cash flow method based on the financial projections for each segment. The projections are updated considering the changes observed in the economic scenario of the markets in which the Company operates, as well as the assumptions for the expected results in each segment.

•      Impairment tests of goodwill and other long-lived asset conducted during 2016 and 2015 identified losses from asset impairments classified as follows:

Impairments of assets by business	4th Quarter 2016			4th Quarter 2015
operations (R$ million)	North America BD	South America BD	Consolidated	Brazil BD	North America BD	Special Steel BD	Consolidated
Goodwill	2,679	—	2,679	—	1,169	654	1,823
Property, plant and equipment, net	100	139	239	835	—	471	1,306
Investments	—	—	—	—	—	—	—
Total	2,779	139	2,918	835	1,169	1,125	3,129

Impairment of assets by business	Fiscal Year 2016			Fiscal Year 2015
operations (R$ million)	North America BD	South America BD	Consolidated	Brazil BD	North America BD	South America BD	Special Steel BD	Consolidated
Goodwill	2,679	—	2,679	—	1,520	354	654	2,528
Property, plant and equipment, net	100	139	239	835	—	—	1271	2,106
Investments	—	—	—	—	362	—	—	362
Total	2,779	139	2,918	835	1,882	354	1,925	4,996

Financial result and net income

Consolidated (R$ million)	4th Quarter 2016	4th Quarter 2015	Variation 4Q16/4Q15	3rd Quarter 2016	Variation 4Q16/3Q16	Fiscal Year 2016	Fiscal Year 2015	Variation 2016/2015
Income before financial income (expenses) and taxes(1)	(2,860)	(2,985)	-4.2%	593	—	(1,636)	(3,216)	-49.1%
Financial Result	(465)	(392)	18.6%	(497)	-6.4%	(945)	(2,879)	-67.2%
Financial income	71	73	-2.7%	60	18.3%	252	378	-33.3%
Financial expenses	(509)	(519)	-1.9%	(492)	3.5%	(2,010)	(1,780)	12.9%
Exchange variation, net	(33)	37	—	(58)	-43.1%	852	(1,564)	—
Exchange variation on net investment hedge	(13)	71	—	(37)	-64.9%	675	(1,302)	—
Exchange variation - other lines	(20)	(34)	-41.2%	(21)	-4.8%	177	(262)	—
Gains (losses) on financial instruments, net	6	17	-64.7%	(7)	—	(39)	87	—
Income before taxes(1)	(3,325)	(3,377)	-1.5%	96	—	(2,581)	(6,095)	-57.7%
Income and social contribution taxes	249	207	20.3%	(1)	—	(304)	1,499	—
On net investment hedge	13	(71)	—	37	-64.9%	(675)	1,302	—
Deferred tax assets write-off	—	—	—	—	—	—	(284)	—
Other lines	236	278	-15.1%	(38)	—	371	481	-22.9%
Consolidated Net Income(1)	(3,076)	(3,170)	-3.0%	95	—	(2,885)	(4,596)	-37.2%
Extraordinary events	2,871	3,129	-8.2%	—	—	2,976	5,280	(0)
Results in subsidiaries and associate operations	(47)	—	—	—	—	58	—	—
Impairment of assets	2,918	3,129	-6.7%	—	—	2,918	4,996	-41.6%
Reversal of deferred tax assets write-off	—	—	—	—	—	—	284	—
Consolidated Adjusted Net Income(2)	(205)	(41)	400.0%	95	—	91	684	-86.7%

(1) - Accounting measurement disclosed in the income statement of the Company.

(2) - Non accounting measurement made by the Company to demonstrate the net income adjusted by the extraordinary events that impacted the result, but without cash effect.

•      In 4Q16 compared to 4Q15 and 3Q16, the variation in the financial result was basically due to the effects from exchange variation on liabilities contracted in U.S. dollar (depreciation in the end-of-period price of the Brazilian real against the U.S. dollar of 0.4% in 4Q16, appreciation of 1.7% in 4Q15 and depreciation of 1.1% in 3Q16).

•      Note that, in accordance with IFRS, the Company designated the bulk of its debt in foreign currency contracted by companies in Brazil as hedge for a portion of the investments in subsidiaries located abroad. As a result, only the effect from exchange variation on the portion of debt not linked to investment hedge is recognized in the financial result, with this effect neutralized by the line “Income and Social Contribution taxes on net investment hedge.”

•      The reduction in consolidated net income in 4Q16 compared to adjusted consolidated net income in 4Q15 is explained by the lower EBITDA in the period. Compared to adjusted consolidated net income in 3Q16, the reduction in consolidated net income in 4Q16 was mainly due to the lower EBITDA in the period, which was partially neutralized by the positive income tax result.

Working Capital and Cash Conversion Cycle

•      In December 2016, the cash conversion cycle (working capital divided by daily net sales in the quarter) decreased in relation to September 2016, reflecting the 15.1% decrease in working capital in comparison with the 0.9% decrease in net sales. The decrease in working capital was due to the adjustment of inventories and to the reduction in accounts receivable at practically all BDs.

Financial liabilities

Debt composition (R$ million)	12.31.2016	09.30.2016	12.31.2015
Short Term	4,458	2,196	2,387
Long Term	16,125	18,902	24,074
Gross Debt	20,583	21,098	26,461
Cash, cash equivalents and short-term investments	6,088	5,261	6,919
Net Debt	14,495	15,837	19,542

•      On December 31, 2016, gross debt was 21.7% short term and 78.3% long term. Note that the increase in the share of short-term debt mainly reflects the R$2.6 billion issue of 2017 Bonds and the Company holds cash equivalents and credit line more than sufficient to honor this commitment. Furthermore, the Company has the option of refinancing this debt in full or part.

•      On December 31, 2016, gross debt was denominated 16.5% in Brazilian real, 80.1% in U.S. dollar and 3.4% in other currencies. The R$515 million decrease in gross debt between September 2016 and December 2016 is basically explained by the amortization of working capital loans.

•      On December 31, 2016, 73.6% of cash was held by Gerdau companies abroad and denominated mainly in U.S. dollar.

•      Net debt was lower on December 31, 2016 compared to September 30, 2016, reflecting the decrease in gross debt combined with the increase in cash, cash equivalents and financial investments.

•      On December 31, 2016, the nominal weighted average cost of gross debt was 7.2%, or 10.9% for the portion denominated in Brazilian real, 6.0% plus exchange variation for the portion denominated in U.S. dollar contracted by companies in Brazil, and 6.8% for the portion contracted by subsidiaries abroad. On December 31, 2016, the average gross debt term was 5.7 years.

•      On December 31, 2016, the payment schedule for long-term gross debt was as follows:

Long Term	R$ million
2018	1,679
2019	875
2020	3,279
2021	3,545
2022	177
2023	1,944
2024	1,381
2025 and after	3,245
Total	16,125

•      The Company’s main debt indicators are shown below:

Indicators	12.31.2016		09.30.2016		12.31.2015
Gross debt / Total capitalization (1)	45%		43%		45%
Net debt(2) (R$) / EBITDA (3) (R$)	3.5	x	3.6	x	4.2	x

(1) - Total capitalization = shareholders’ equity + gross debt- interest on debt

(2) - Net debt = gross debt - interest on debt - cash, cash equivalents and short-term investments

(3) -  Adjusted EBITDAin the last 12 months.

Dividends

•      In fiscal year 2016, Gerdau S.A. allocated R$ 85.4 million (R$ 0.05 per share) to the payment of dividends, which was distributed from the profit earned in the first nine months of 2016 and from the retained earnings reserve.

Investments

•      In 4Q16, CAPEX amounted to R$ 226.5 million. Of the amount invested in the quarter, 41.6% was allocated to the Brazil BD, 26.9% to the South America BD, 20.6% to the North America BD and 10.9% to the Special Steel BD. In 2016, CAPEX amounted to R$1.3 billion, down 43.1% compared to 2015.

•      The CAPEX projected for 2017 is R$ 1.3 billion, which will be concentrated in boosting productivity and in maintenance.

Divestments

•      In 2016, the Company divested special steel units in Spain, a long-steel mill in Colombia, Cleary Holdings Corporation, which produces coke and holds coking coal reserves in Colombia, a 30% interest in Corporación Centroamericana del Acero S.A. in Guatemala and downstream units and properties in the United States. The cash proceeds from the divestments in fiscal year 2016 amounted to R$ 309 million, which was complemented by the reductions of R$ 291 million in debt and of R$ 438 million in consolidated working capital.

•      In 4Q16, with the divestment of the interest in the associate company Corporación Centroamericana del Acero S.A. in Guatemala and of the subsidiary Cleary Holdings Corporation, which produces coke and holds coking coal reserves in Colombia, the Company recognized a gain of R$ 47 million on its Income Statement. In 2Q16, the divestment of the special steel units in Spain generated a loss of R$105 million, in fiscal year 2016, the net result of these divestments amounted to a R$ 58 million loss (noncash) in the line “Results in subsidiaries and associate operations”.

•      Gerdau maintains its strategy of focusing on its more profitable assets and, since 2014, has divested 13 assets in the United States, Europe and Latin America.

Free Cash Flow (FCF)

•      In 4Q16, the free cash flow of R$1.2 billion is due to the release of R$1.2 billion in working capital and to EBITDA sufficient to honor commitments related to CAPEX, income tax and interest. In 2016, free cash flow was R$ 2.3 billion, despite the challenging scenario.

Free Cash Flow 4Q16

(R$ million)

Free Cash Flow 2016

(R$ million)

Highlights

•   In November, Brazil’s antitrust agency (CADE) approved without restrictions the joint venture between Gerdau and the Japanese companies Sumitomo Corporation and The Japan Steel Works — JSW to manufacture parts for the wind power industry. In January 2017, Gerdau Aços Forjados S.A. was formed, in which Gerdau holds an interest of 58.73%.

•   In November, the Gerdau Day event was held on the São Paulo Stock Exchange, which was streamed live over the Internet. A total of 276 people participated in the event either in person or virtually. Investors also had an opportunity to learn about the Araçariguama Unit and the initiatives of the #acodigital project.

•   On December 31, GGBR4 was quoted at R$ 11.15, a gain of 133.3% in 2016, while GGB was quoted at US$ 3.14, for a gain of 162.9% in 2016. The market capitalization of Gerdau S.A. ended 2016 at R$ 18.6 billion, compared to R$ 8.0 billion in December 2015.

Business Divisions (BD)

The information in this report is divided into four Business Divisions (BD), in accordance with Gerdau’s corporate governance, as follows:

•      Brazil BD (Brazil Business Division) — includes the operations in Brazil (except special steel) and the iron ore operation in Brazil;

•      North America BD (North America Business Division) — includes all North American operations (Canada, United States and Mexico), except special steel, in addition the associate company and jointly-controlled entity, both located in Mexico;

•      South America BD (South America Business Division) — includes all operations in South America (Argentina, Chile, Colombia, Peru, Uruguay and Venezuela), except the operations in Brazil, in addition the jointly-controlled entity in the Dominican Republic;

•      Special Steel BD (Special Steel Business Division) — includes the special steel operations in Brazil, United States and India.

Net sales

EBITDA and EBITDA Margin

Brazil BD

Brazil BD	4th Quarter 2016	4th Quarter 2015	Variation 4Q16/4Q15	3rd Quarter 2016	Variation 4Q16/3Q16	Fiscal Year 2016	Fiscal Year 2015	Variation 2016/2015

Volumes (1,000 tonnes)
Production of crude steel	1,273	1,481	-14.0%	1,663	-23.5%	6,134	6,247	-1.8%
Shipments of steel	1,536	1,394	10.2%	1,482	3.6%	6,067	6,457	-6.0%
Domestic Market	877	815	7.6%	928	-5.5%	3,707	4,284	-13.5%
Exports	659	579	13.8%	554	19.0%	2,360	2,173	8.6%
Results (R$ million)
Net Sales(1)	2,923	2,678	9.1%	2,971	-1.6%	11,635	12,977	-10.3%
Domestic Market	2,074	1,883	10.1%	2,214	-6.3%	8,569	9,802	-12.6%
Exports	849	795	6.8%	757	12.2%	3,066	3,175	-3.4%
Cost of Goods Sold	(2,777)	(2,535)	9.5%	(2,453)	13.2%	(10,405)	(11,433)	-9.0%
Gross profit	146	143	2.1%	518	-71.8%	1,230	1,544	-20.3%
Gross margin (%)	5.0%	5.3%		17.4%		10.6%	11.9%
EBITDA	264	186	41.9%	585	-54.9%	1,499	1,656	-9.5%
EBITDA margin (%)	9.0%	6.9%		19.7%		12.9%	12.8%

(1) - Includes iron ore net sales.

Production and shipments

•      Crude steel production decreased in 4Q16 compared to 4Q15 and 3Q16, which is explained by the scheduled maintenance stoppages at practically all mills and by the inventories adjustments.

•      Shipments increased in 4Q16 compared to 4Q15, due to higher exports and a slight recovery in the domestic market. In relation to 3Q16, domestic shipments decreased due to seasonality, with exports more than offsetting this decline due to opportunities in the international market.

•      In 4Q16, 1,268,000 tonnes of iron ore were shipped to the Ouro Branco Mill in Minas Gerais and 787,000 tonnes were sold to third parties.

Operating result

•      The increase in net sales in 4Q16 compared to 4Q15 was mainly due to higher shipments in both the domestic and export markets. Compared to 3Q16, the reduction in net sales was due to lower shipments in the domestic market, which were partially neutralized by the higher export volumes.

•      Cost of goods sold increased in 4Q16 compared to 4Q15, due to higher shipments. In relation to 3Q16, the increase in cost of goods sold is mainly explained by the costs with scheduled maintenance stoppages of R$ 100 million and by higher shipments. Gross margin remained stable in 4Q16 compared to 4Q15. In relation to 3Q16, gross margin decreased in 4Q16 due to the sales mix, given the lower profitability of exports, and to higher costs in the period.

•      EBITDA and EBITDA margin in 4Q16 exceeded gross profit and gross margin, due to higher depreciation in the period and to lower selling, general and administrative expenses. Compared to 3Q16, EBITDA and EBITDA margin decreased in line with the performance of gross profit and gross margin.

EBITDA (R$ million) and EBITDA Margin (%)

North America BD

North America BD	4th Quarter 2016	4th Quarter 2015	Variation 4Q16/4Q15	3rd Quarter 2016	Variation 4Q16/3Q16	Fiscal Year 2016	Fiscal Year 2015	Variation 2016/2015

Volumes (1,000 tonnes)
Production of crude steel	1,274	1,450	-12.1%	1,468	-13.2%	5,988	6,469	-7.4%
Shipments of steel	1,428	1,433	-0.3%	1,372	4.1%	5,965	6,232	-4.3%
Results (R$ million)
Net Sales	3,373	4,311	-21.8%	3,470	-2.8%	15,431	17,312	-10.9%
Cost of Goods Sold	(3,314)	(3,948)	-16.1%	(3,264)	1.5%	(14,515)	(15,800)	-8.1%
Gross profit	59	363	-83.7%	206	-71.4%	916	1,512	-39.4%
Gross margin (%)	1.7%	8.4%		5.9%		5.9%	8.7%
EBITDA	127	377	-66.3%	261	-51.3%	1,102	1,540	-28.4%
EBITDA margin (%)	3.8%	8.7%		7.5%		7.1%	8.9%

Production and shipments

•      Crude steel production decreased in 4Q16 compared to 4Q15 and 3Q16, due to the inventories adjustment and the scheduled maintenance stoppages.

•      Shipments remained stable in 4Q16 compared to 4Q15. In relation to 3Q16, shipments increased due to the weak comparison base.

Operating result

•      Net sales decreased in 4Q16 compared to 4Q15, which is mainly explained by the effects from exchange variation in the comparison period (appreciation in the average price of the Brazilian real against the U.S. dollar of 14.3% in 4Q16 compared to 4Q15). The strong competition from imported products affected net sales per tonne sold in U.S. dollar in 4Q16 compared to 4Q15 and 3Q16.

•      Cost of goods sold decreased in 4Q16 compared to 4Q15, due to the effects from exchange variation. Compared to 3Q16, the increase in cost of goods sold is mainly explained by higher shipments. Gross margin decreased in 4Q16 compared to 4Q15 and 3Q16, which is mainly explained by the lower net sales per tonne sold in U.S. dollar.

•      EBITDA and EBITDA margin in 4Q16 compared to 4Q15 decreased at a slower rate than the declines in gross profit and gross margin, reflecting the lower selling, general and administrative expenses. Compared to 3Q16, EBITDA and EBITDA margin decreased in line with gross profit and gross margin.

EBITDA (R$ million) and EBITDA Margin (%)

South America BD

South America BD	4th Quarter 2016	4th Quarter 2015	Variation 4Q16/4Q15	3rd Quarter 2016	Variation 4Q16/3Q16	Fiscal Year 2016	Fiscal Year 2015	Variation 2016/2015
Volumes (1,000 tonnes)
Production of crude steel	314	333	-5.7%	301	4.3%	1,231	1,242	-0.9%
Shipments of steel	535	550	-2.7%	516	3.7%	2,088	2,222	-6.0%
Results (R$ million)
Net Sales	1,210	1,481	-18.3%	1,120	8.0%	4,776	5,477	-12.8%
Cost of Goods Sold	(1,065)	(1,252)	-14.9%	(981)	8.6%	(4,103)	(4,800)	-14.5%
Gross profit	145	229	-36.7%	139	4.3%	673	677	-0.6%
Gross margin (%)	12.0%	15.5%		12.4%		14.1%	12.4%
EBITDA	132	225	-41.3%	170	-22.4%	722	637	13.3%
EBITDA margin (%)	10.9%	15.2%		15.1%		15.1%	11.6%

Production and shipments

•      Production and shipments in 4Q16 compared to 4Q15 and 3Q16 posted performances in line with the economic performances of each country in which Gerdau operates.

Operating result

Net sales and cost of goods sold decreased in 4Q16 compared to 4Q15, mainly due to the effects from exchange variation. In relation to 3Q16, the increase in net sales is due to higher shipments and higher net sales per tonne sold. Cost of goods sold increased in 4Q16 compared to 3Q16, due to higher shipments and higher raw material prices. Gross margin decreased in 4Q16 compared to 4Q15, which is explained by net sales decreasing at a faster rate than cost of goods sold.

•      EBITDA and EBITDA margin in 4Q16 compared to 4Q15 decreased in line with the declines in gross profit and gross margin. Compared to 3Q16, EBITDA and EBITDA margin accompanied the declines in gross profit and gross margin, and were impacted by higher non-recurring operating expenses.

EBITDA (R$ million) and EBITDA Margin (%)

Special Steel BD

Special Steel BD	4th Quarter 2016	4th Quarter 2015	Variation 4Q16/4Q15	3rd Quarter 2016	Variation 4Q16/3Q16	Fiscal Year 2016	Fiscal Year 2015	Variation 2016/2015
Volumes (1,000 tonnes)
Production of crude steel	465	625	-25.6%	461	0.9%	2,324	2,903	-19.9%
Shipments of steel	439	608	-27.8%	437	0.5%	2,102	2,621	-19.8%
Results (R$ million)
Net Sales	1,366	2,185	-37.5%	1,386	-1.4%	6,885	8,882	-22.5%
Cost of Goods Sold	(1,199)	(2,136)	-43.9%	(1,203)	-0.3%	(6,239)	(8,333)	-25.1%
Gross profit	167	49	240.8%	183	-8.7%	646	549	17.7%
Gross margin (%)	12.2%	2.2%		13.2%		9.4%	6.2%
EBITDA	230	151	52.3%	233	-1.3%	905	850	6.5%
EBITDA margin (%)	16.8%	6.9%		16.8%		13.1%	9.6%

Production and shipments

•      Crude steel production and shipments decreased in 4Q16 compared to 4Q15, mainly due to the divestment of the units in Spain. In relation to 3Q16, production and shipments remained stable.

Operating result

•      Net sales decreased in 4Q16 compared to 4Q15, mainly due to the divestment of the units in Spain, as well as to the effects from exchange variation in the comparison period (appreciation in the average price of the Brazilian real against the U.S. dollar of 14.3% in 4Q16 compared to 4Q15). In relation to 3Q16, the decline in net sales is due to the lower net sales per tonne sold, primarily in North America.

•      Cost of goods sold decreased in 4Q16 compared to 4Q15, mainly due to the divestment of the units in Spain, as well as to the effects from exchange variation in the comparison period. Compared to 3Q16, cost of goods sold remained stable. Gross margin increased in 4Q16 from 4Q15, mainly due to the divestment of the units in Spain, as well as to the higher profitability of the units in the United States. In the comparison with 3Q16, gross margin posted a slight decrease due to the lower profitability of the units in the United States.

•      EBITDA and EBITDA margin in 4Q16 accompanied the performances of gross profit and gross margin in the comparisons with 4Q15 and 3Q16.

EBITDA (R$ million) and EBITDA Margin (%)

THE MANAGEMENT

This document contains forward-looking statements. These statements are based on estimates, information or methods that may be incorrect or inaccurate and that may not occur. These estimates are also subject to risks, uncertainties, and assumptions that include, among other factors: general economic, political, and commercial conditions in Brazil and in the markets where we operate, as well as existing and future government regulations. Potential investors are cautioned that these forward-looking statements do not constitute guarantees of future performance, given that they involve risks and uncertainties. Gerdau does not undertake and expressly waives any obligation to update any of these forward-looking statements, which are valid only on the date on which they were made.

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2016 and 2015

In thousands of Brazilian reais (R$)

	2016	2015
CURRENT ASSETS
Cash and cash equivalents	5,063,383	5,648,080
Short-term investments
Held for Trading	1,024,411	1,270,760
Trade accounts receivable - net	3,576,699	4,587,426
Inventories	6,332,730	8,781,113
Tax credits	504,429	673,155
Income and social contribution taxes recoverable	623,636	724,843
Unrealized gains on financial instruments	2,557	37,981
Other current assets	668,895	454,140
	17,796,740	22,177,498

NON-CURRENT ASSETS
Tax credits	56,703	77,990
Deferred income taxes	3,407,230	4,307,462
Unrealized gains on financial instruments	10,394	5,620
Related parties	57,541	54,402
Judicial deposits	1,861,784	1,703,367
Other non-current assets	447,260	490,583
Prepaid pension cost	56,797	140,388
Investments in associates and jointly-controlled entities	798,844	1,392,882
Goodwill	9,470,016	15,124,430
Other Intangibles	1,319,941	1,835,761
Property, plant and equipment, net	19,351,891	22,784,326
	36,838,401	47,917,211

TOTAL ASSETS	54,635,141	70,094,709

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2016 and 2015

In thousands of  Brazilian reais (R$)

	2016	2015
CURRENT LIABILITIES
Trade accounts payable	2,743,818	3,629,788
Short-term debt	4,458,220	2,387,237
Taxes payable	341,190	349,674
Income and social contribution taxes payable	74,458	140,449
Payroll and related liabilities	464,494	480,430
Employee benefits	409	18,535
Environmental liabilities	17,737	27,736
Unrealized losses on financial instruments	6,584	—
Other current liabilities	514,599	829,182
	8,621,509	7,863,031

NON-CURRENT LIABILITIES
Long-term debt	15,959,590	23,826,758
Debentures	165,423	246,862
Related parties	—	896
Deferred income taxes	395,436	914,475
Provision for tax, civil and labor liabilities	2,239,226	1,904,730
Environmental liabilities	66,069	136,070
Employee benefits	1,504,394	1,687,486
Obligations with FIDC	1,007,259	853,252
Other non-current liabilities	401,582	690,766
	21,738,979	30,261,295

EQUITY
Capital	19,249,181	19,249,181
Treasury stocks	(98,746)	(383,363)
Capital reserves	11,597	11,597
Retained earnings	3,763,207	6,908,059
Operations with non-controlling interests	(2,873,335)	(2,877,488)
Other reserves	3,976,232	8,777,815
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	24,028,136	31,685,801

NON-CONTROLLING INTERESTS	246,517	284,582

EQUITY	24,274,653	31,970,383

TOTAL LIABILITIES AND EQUITY	54,635,141	70,094,709

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

for the years ended December 31, 2016 and 2015

In thousands of Brazilian reais (R$)

	For the three-month period ended		For the year ended
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015

NET SALES	8,619,629	10,449,129	37,651,667	43,581,241

Cost of sales	(8,098,342)	(9,662,584)	(34,187,941)	(39,290,526)

GROSS PROFIT	521,287	786,545	3,463,726	4,290,715

Selling expenses	(181,676)	(225,010)	(710,766)	(785,002)
General and administrative expenses	(352,576)	(430,299)	(1,528,262)	(1,797,483)
Other operating income	44,402	86,573	242,077	213,431
Other operating expenses	(17,179)	(30,269)	(114,230)	(116,431)
Impairment of assets	(2,917,911)	(3,128,654)	(2,917,911)	(4,996,240)
Results in operations with subsidiaries, associate and jointly controlled entity	46,825	—	(58,223)	—
Equity in earnings of unconsolidated companies	(2,812)	(43,812)	(12,771)	(24,502)

INCOME (LOSS) BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	(2,859,640)	(2,984,926)	(1,636,360)	(3,215,512)

Financial income	71,053	72,887	252,045	378,402
Financial expenses	(508,776)	(519,077)	(2,010,005)	(1,780,366)
Exchange variations, net	(32,753)	37,252	851,635	(1,564,017)
Gain and losses on financial instruments, net	6,391	16,826	(38,930)	87,085

INCOME (LOSS) BEFORE TAXES	(3,323,725)	(3,377,038)	(2,581,615)	(6,094,408)

Current	10,996	77,784	(110,511)	(158,450)
Deferred	238,252	129,737	(193,803)	1,656,872
Income and social contribution taxes	249,248	207,521	(304,314)	1,498,422

NET INCOME (LOSS)	(3,074,477)	(3,169,517)	(2,885,929)	(4,595,986)

(+) Impairment of assets	2,812,863	3,128,654	2,917,911	4,996,240
(-) Results in subsidiaries and associate operations	58,223	—	58,223	—
(+) Reversal of deferred tax assets write-off	—	—	—	284,014

ADJUSTED NET INCOME*	(203,391)	(40,863)	90,205	684,268

*Adjusted net income is a non-accounting indicator prepared by the Company, reconciled with the financial statements and consists of net income adjusted for extraordinary events that influenced the net income (loss), without cash effect.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2016 and 2015

In thousands of  Brazilian reais (R$)

	2016	2015

Cash flows from operating activities
Net income (loss) for the year	(2,885,929)	(4,595,986)
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	2,535,955	2,607,909
Impairment of Assets	2,917,911	4,996,240
Equity in earnings of unconsolidated companies	12,771	24,502
Exchange variation, net	(851,635)	1,564,017
Losses (Gains) on financial instruments, net	38,930	(87,085)
Post-employment benefits	229,767	233,287
Stock based remuneration	46,683	48,589
Income tax	304,314	(1,498,422)
Gains on disposal of property, plant and equipment and investments	(43,340)	(3,971)
Results in operations with subsidiaries, associate and jointly controlled entity	58,223	—
Allowance for doubtful accounts	68,781	127,701
Provision for tax, labor and civil claims	347,882	323,314
Interest income on investments	(107,980)	(153,631)
Interest expense on loans	1,540,797	1,471,526
Interest on loans with related parties	2,457	(2,712)
(Reversal) Provision for net realisable value adjustment in inventory	(31,492)	17,536
	4,184,095	5,072,814
Changes in assets and liabilities
Decrease (Increase) in trade accounts receivable	64,805	1,219,605
Decrease (Increase) in inventories	794,591	1,977,361
Increase (Decrease) in trade accounts payable	110,466	(768,627)
Increase in other receivables	(275,938)	(270,391)
(Decrease) Increase in other payables	(287,487)	(509,227)
Dividends from jointly-controlled entities	124,495	52,769
Purchases of trading securities	(880,436)	(1,958,522)
Proceeds from maturities and sales of trading securities	1,089,972	3,929,971
Cash provided by operating activities	4,924,563	8,745,753

Interest paid on loans and financing	(1,240,165)	(946,041)
Income and social contribution taxes paid	(168,032)	(637,394)
Net cash provided by operating activities	3,516,366	7,162,318

Cash flows from investing activities
Purchases of property, plant and equipment	(1,323,891)	(2,324,718)
Proceeds from sales of property, plant and equipment, investments and other intangibles	308,694	90,942
Purchases of other intangibles	(54,044)	(126,428)
Payment for business acquisitions, net of cash of acquired entities	—	(20,929)
Capital increase in jointly-controlled entity	—	(40,524)
Net cash used in investing activities	(1,069,241)	(2,421,657)

Cash flows from financing activities
Reduction of capital by non-controlling interests	—	—
Purchase of treasury shares	(95,343)	(189,071)
Proceeds from exercise of shares	—	—
Dividends and interest on capital paid	(85,962)	(358,226)
Proceeds from loans and financing	2,455,371	3,042,783
Repayment of loans and financing	(4,605,406)	(5,028,386)
Intercompany loans, net	(6,492)	30,126
Increase in controlling interest in subsidiaries	—	(339,068)
Net cash used in financing activities	(2,337,832)	(2,841,842)

Exchange variation on cash and cash equivalents	(693,990)	699,290

(Decrease) Increase in cash and cash equivalents	(584,697)	2,598,109
Cash and cash equivalents at beginning of year	5,648,080	3,049,971
Cash and cash equivalents at end of year	5,063,383	5,648,080

The accompanying notes are an integral part of these Consolidated Financial Statements.